Exhibit 21.01

List of Subsidiaries

Entity	Jurisdiction
ZeroFox Holdings, LLC	Delaware
LGCS Acquisition HoldCo, LLC	Delaware
ZeroFox, Inc.	Delaware
ZeroFox UK Ltd	United Kingdom
ZeroFox Chile Holdings, LLC	Delaware
ZeroFox India Holdings	Delaware
ZeroFox Chile SpA	Chile
ZeroFox India Private Ltd	India
IDX Holdings, LLC	Delaware
Identity Theft Guard Solutions, Inc.	Delaware
LookingGlass Cyber Solutions, LLC	Delaware
LookingGlass Cyber Solutions Europe s.r.o.	Czech Republic